Exhibit 77J(b)

On July 25, 2005, the TIFF US Equity Fund's holding of Adage Partnership was valued incorrectly. As a result the net assets of this fund were understated. The net asset value (“NAV”) impact of the error was 0.011221, which rounded the NAV up $0.01 per share ($14.95 reported vs. $14.96 actual). All member trades were reprocessed.

On December 2, 2005, the TIFF International Equity and TIFF Multi Asset Funds used an incorrect Indonesian Rupiah rate from WM/Reuters resulting in NAV errors in both funds. As a result of the net assets of these funds were understated. The TIFF International Equity Fund’s correct NAV was $14.50, revised from 14.47. The TIFF Multi-Asset Fund’s correct NAV was $15.45, revised from $15.44. There were no member trades in the TIFF International Equity Fund. The member trades in the TIFF Multi-Asset Fund were reprocessed.